WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commissi
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07025837

RECEIVED
2007 AUG -8 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 July 2007

Re: Witwatersrand Consolidated Gold Resources Limited Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

dlw 8/9

Enclosures: (1 page)

FILE No: 82-34986

WGR - Wits Gold - Successfully completes capital raising by issuing of shares for cash

Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold" or "the Company")

WITS GOLD SUCCESSFULLY COMPLETES CAPITAL RAISING BY ISSUING OF SHARES FOR CASH

1. Introduction

At the annual general meeting of the Company held on 5 October 2006, the requisite majority of Wits Gold shareholders approved an ordinary resolution authorising the directors to issue shares for cash in accordance with paragraph 5.52 of the JSE Limited ("the JSE") Listings Requirements ("the general authority").

2. Private placing

In accordance, Wits Gold is pleased to announce the successful completion of a capital raising by way of a private placement, by J.P. Morgan Securities Ltd., as sole global coordinator and sole bookrunner, of newly issued ordinary shares in the Company. This has resulted in the raising of R83 593 160 (equivalent to approximately US$12 million) by placing 879 928 ordinary shares at a price of 9500 cents per share. The new shares represent approximately 3.44% of Wits Gold's issued ordinary share capital prior to the capital raising. This together with a general issue of shares for cash announced on 20 October 2006 (being 2,23% of the issued share capital) represents 5,74% of the issued share capital since the granting of the general authority.

The placing price of 9500 cents represents a 9,35% discount to Wits Gold's 30-day volume weighted average price on 2 July 2007, being the date that the price of the issue was agreed by the directors. As described in the Company's announcement on 8 May 2007 of its preliminary results for its financial year ended 28 February 2007, the proceeds are intended to be used to fund the Company's planned exploration activities, as well as to cover its estimated operating expenses for the next two years. Commenting on the proposed transaction, Marc Watchorn, Chief Executive Officer of Wits Gold, said: "We are delighted with the positive response to our capital raising. We are pleased with the quality of our enlarged shareholder base and welcome our new shareholders".

The placed shares are expected to be listed on the JSE on or about 5 July 2007, subject to JSE approval, and will rank pari passu with the existing ordinary shares of the Company.

3. Financial effects

The table below reflects, for illustrative purposes only, the unaudited pro forma financial effects of the above mentioned general issue of shares for cash on the audited financial statements of Wits Gold for the year ended 28 February 2007. Because of its nature, the pro forma financial information may not fairly present Wits Gold's financial position or results of operations.

The pro forma financial information is the responsibility of the directors of Wits Gold.

The "Before the issue of shares" column of the table, is based upon the reviewed financial statements of Wits Gold for the year ended 28 February 2007.The "After the issue of shares" earnings figures illustrate the effect of the general issue for cash had it been undertaken on 1 March 2006. The "After the issue of shares" asset value figures illustrate the effect of the general issue for cash had it been undertaken on 28 February 2007.

The "After the issue of shares" figures were adjusted as follows:

* the closing and weighted average number of shares in issue were increased by 879 928 shares;* in the case of the earnings figures, no adjustment was made for interest earned since Wits Gold will be utilising the cash proceeds mostly in its exploration activities; and* in the case of the asset value figures, the group's cash holdings were increased by the R83 593 160 in proceeds from this general issue of shares. The share capital and share premium accounts were adjusted to reflect the issue of the placed shares, with a par value of 1 cent per share, at 9500 cents per share.

	Before the issue of shares (cents per share	After the issue of shares (cents per share)	% change
Basic and headline loss	(10,98)	(10,61)	3,37
Net asset value	328,48	633,12	92.74

Johannesburg
3 July 2007

Sponsor:
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 03/07/2007 16:00:01 Produced by the JSE SENS Department.

END

2007-07-03 16:00:01 Source: JSE News Service (SENS)